UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒    SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐    SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

World Tree USA, LLC
(Exact name of issuer as specified in its charter)

Nevada	37-1785781
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2447 Pacific Coast Highway, 2nd Floor
Hermosa Beach, CA 90254
(Full mailing address of principal executive offices)

888-693-8733
(Issuer’s telephone number, including area code)

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular, as amended, filed with the Securities Exchange Commission on July 16, 2020.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Executive Overview and Outlook

World Tree USA, LLC was organized as a limited liability company in Nevada in June 2015. World Tree USA, LLC seeks to restore the Earth’s natural ecology, creating a legacy for future generations in a way that is environmentally and economically sustainable. To this end, the Company is focused on promoting, planting and harvesting the Empress Splendor tree through its Eco-Tree Program.

The Company follows a closely defined business strategy to develop and increase global geographic diversification to reduce the Company’s exposure to business and other risks.

2022 Eco-Tree Program

The Company raised a total of $2,730,142 in its 2022 Eco-Tree Program. In fiscal year 2022, the Company raised $1,935,135 in gross proceeds in exchange for the issuance of: 636,602 Series A Eco-Tree 2022 Units; 161,701 Series A Eco-Tree 2021 ACT Units; 104,220 Series A SE 2022 Units; 69,353 Series A Eco-Tree 2022 CAN Units; and 115,825 Series A ETP 2022 Units. The remaining $795,007 in gross proceeds was raised in 2023 in exchange for the issuance of: 315,899 Series A Eco-Tree 2022 Units; 26,018 Series A SE 2022 Units; 2,000 Series A Eco-Tree 2022 CAN Units; and 161,164 Series A ETP 2022 Units. The following table sets forth the details of the capital raised by the Company for the 2022 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2022	Units Issued	752,427	69,353	265,921			1,087,701
	Capital Raised	$1,239,326	$131,770	$564,039			$1,935,135

2023	Units Issued	477,063	2,000	26,018	-	-	505,081
	Capital Raised	$781,053	$-	$13,954	$-	$-	$795,007

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2021 Eco-Tree Program

The Company raised a total of $5,802,539 in its 2021 Eco-Tree Program. In fiscal year 2021, the Company raised $5,282,390 in gross proceeds in exchange for the issuance of: 2,712,560 Series A Eco-Tree 2021 Units; 638,434 Series A Eco-Tree 2021 ACT Units; and 32,940 Series A Eco-Tree 2021 CAN Units. The remaining $520,149 in gross proceeds was raised in January and February 2022 in exchange for the issuance of: 251,705 Series A Eco-Tree 2021 Units; and 29,500 Series A Eco-Tree 2021 CAN Units. The following table sets forth the details of the capital raised by the Company for the 2021 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2021	Units Issued	2,692,560	32,940	638,434		20,000	3,383,934
	Capital Raised	$4,162,498	$53,198	$1,026,694		$40,000	$5,282,390

2022	Units Issued	251,705	29,500	-	-	-	281,205
	Capital Raised	$469,399	$50,750	-	$-	$-	$520,149

2020 Eco-Tree Program

The Company raised a total of $5,964,830 in exchange for the issuance of 4,398,472 Series A 2020 Eco-Tree Units, with $4,406,000 being raised in exchange for the issuance of 3,112,085 Series A 2020 Eco-Tree Units in fiscal year 2020 and $1,558,830 being raised in exchange for the issuance of 1,286,387 Series A 2020 Eco-Tree Units in fiscal year 2019. The following table sets forth the details of the capital raised by the Company for the 2020 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2020	Units Issued	26,000	14,000	-	3,072,085	-	3,112,085
	Capital Raised	$32,500	$17,500	-	$4,356,000	-	$4,406,000

2019	Units Issued	966,597	-	-	292,340	27,450	1,286,387
	Capital Raised	$1,208,247	-	-	$320,020	$30,563	$1,558,830

3

Results of Operations

The following discussion pertains to our revenues and expenses for the comparative six-month periods ended June 30, 2023 and 2022, as reported in our financial statements and notes thereto as shown in the Index to Financial Statements on page 4.

Revenues - To date, the Company has not had any revenues. The Company expects to begin earning revenues upon harvest of its first plantation inside of the Eco-Tree Program, which harvest is anticipated in 2026.

Operating Results- The company has not realized net profits as operating activities relating to propagating, planting and nurturing the trees is heavily concentrated in the first few years and the anticipated revenue will not be realized until the trees are harvested.

Operating expenses were $728,468 for the six months ended June 30, 2023 compared to $850,429 for six months ended June 30, 2022.Operating expenses include management, marketing and professional fees incurred as part of the Eco-Tree program. The decrease in operating expenses of $121,961 is primarily attributed to the decrease in management fees paid to the parent company for the planting of trees.

Liquidity and Capital Resources

As of June 30, 2023, the Company had $98 of cash and cash equivalents. Based on current levels of cash on hand, the Company believes that it will be able to continue its current operations for the near term. In April 2024, the Company launched a Regulation D offering and intends to launch a Regulation Crowdfunding offering in July 2024.

Cash Flows from Operating Activities

Net cash used in operating activities was $1,417,613 for the six months ended June 30, 2023, compared to net cash used in operating activities of $842,227 for the six months ended June 30, 2022. Operating activities are heavily concentrated in the first few years and the expected return on these activities will be realized upon sale of the lumber produced by the harvest.

Cash Flows from Investing Activities

Net cash used in investing activities was $1,449,562 for the six months ended June 30, 2023, compared to net cash used in investing activities of $1,181,450 for the six months ended June 30, 2022. Net cash used in investing activities was primarily comprised of related party advances, deposits and purchase of biological assets.

Cash Flows from Financing Activities

Net cash provided by financing activities was $1,020,711 for the six months ended June 30, 2023, compared to net cash provided by financing activities of $2,097,095 for the six months ended June 30, 2022. Net cash provided by financing activities is primarily comprised of proceeds of sale of membership units less costs to sell.

Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

Item 2.

OTHER INFORMATION

4

Item 3.

FINANCIAL STATEMENTS

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World Tree USA, LLC
Balance Sheets
As of June 30, 2023 and 2022

	As of June 30,
	2023	2022
Assets

Current assets:
Cash	$98	$847,396
Receivables:
Related party receivables-net of allowance for doubtful
accounts of $2,004,871 and $0, respectively (Note 4)	104,230	993,289

Subscriptions and other receivables	14,502
Less: allowance for doubtful accounts
Total current assets	118,830	1,840,685

Other assets:
Deposit on biological assets - related party - non-current	569,239	644,855
Prepaid expenses - related party - non-current	-	-
Other Prepaid assets	-	-
Biological assets	1,277,347	1,058,849

Total assets	$1,965,416	$3,544,389

Liabilities and Members' Equity

Current liabilities:
Accounts payable	$500	$3,352
Accrued Expenses	223,400	-
Total current liabilities	223,900	3,352

Members' equity:
Members' equity	14,798,666	12,988,040
Additional investment
Accumulated deficit	(13,057,150)	(9,447,003)

Total members' equity	1,741,516	3,541,037

Total liabilities and members' equity	$1,965,416	$3,544,389

  See accompanying notes to the consolidated financial statements.

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World Tree USA, LLC
Statements of Operations
For the Six Months Ended June 30, 2023 and 2022

	2023	2022

Revenue:	$-	$-

Operating expenses:
Professional fees	29,070	49,335
Management fees and operating costs - related party (Note 4)	698,803	800,521
Tree losses	-
Other expenses	595	573

Total operating expenses	728,468	850,429

Net loss	$(728,468)	$(850,429)

Weighted average membership unit - basic and diluted	9,825,132	8,495,520
Net loss per membership unit - basic and diluted	$(0.07)	$(0.10)

See accompanying notes to the consolidated financial statements.

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World Tree USA, LLC
Consolidated Statements of Changes in Members’ Equity
(unaudited)

	Members' Equity

	Series A Units		Series B Voting Units		Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2017	200,000	$130,000	10,000	$10,000	$(61,120)	$78,880

Proceeds from sale of membership units, net of offering costs	225,296	174,294	-	-	-	174,294
Membership units issued for services	10,000	10,000	-	-	-	10,000
Membership units issued for WTT obligation	5,000	5,000	-	-	-	5,000
Net loss	-	-	-	-	(78,374)	(78,374)
Balance at December 31, 2018	440,296	$319,294	10,000	$10,000	$(139,494)	$189,800

Proceeds from sale of membership units, net of offering costs	2,177,825	2,384,776	-	-	-	2,384,776
Membership units issued for services	55,418	58,531	-	-	-	58,531
Net loss	-	-	-	-	(1,204,586)	(1,204,586)
Balance at December 31, 2019	2,673,539	$2,762,601.00	10,000	10,000	$(1,344,080)	$1,428,521.00

Proceeds from sale of membership units, net of offering costs	3,112,085	4,169,347	-	-	-	4,169,347
Net loss	-	-	-	-	(2,467,711)	(2,467,711)
Balance at December 31, 2020	5,785,624	6,931,948	10,000	10,000	-3,811,791	3,130,157

Proceeds from sale of membership units, net of offering costs	3,383,934	4,882,931	-	-	-	4,882,931
Net loss	-	-	-	-	(4,784,633)	(4,784,633)
Balance at December 31, 2021	9,169,558	11,814,879	10,000	10,000	-8,596,424	3,228,455

Proceeds from sale of membership units, net of offering costs	1,368,907	2,198,374	-	-	-	2,198,374
Net loss	-	-	-	-	(3,732,261)	(3,732,261)
Balance at December 31, 2022	10,538,465	$14,013,253	10,000	$10,000	$(12,328,685)	$1,694,568

Proceeds from sale of membership units, net of offering costs	490,247	775,413	-	-	-	775,413
Net loss	-	-	-	-	(728,468)	(728,468)
Balance at June 30, 2023	11,028,712	$14,788,666	10,000	$10,000	$13,057,153	$1,741,513

See accompanying notes to consolidated financial statements.

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World Tree USA, LLC
Statement of Cash Flow
For the Six Months Ended June 30, 2023 and 2022

	2023	2022
Cash flows from operating activities:
Net loss	$(3,610,500)	$(850,579)
Adjustments to reconcile net loss
to net cash flows from operating activities:
Bad debt write off - related party	2,004,871
Loss of biological assets	190,868
Changes in operating assets and liabilities:
Accounts payable	(2,852)	3,352
Related party payable	-	5,000

Net cash used in operating activities	(1,417,613)	(842,227)

Cash flows from investing activities:
Prepaid Expenses	-
Related party receivable	(1,115,812)	(993,289)
Deposits and purchases of biological assets paid to related party	(333,750)	(188,161)

Net cash used in investing activities	(1,449,562)	(1,181,450)

Cash flows from financing activities:
Proceeds from sale of membership units	1,133,411	1,280,474
Offering costs	(98,198)	933,934
Subcriptions receivable	(14,502)	(117,313)

Net cash provided by financing activities	1,020,711	2,097,095

Net decrease in cash	(1,846,464)	73,418

Cash as of beginning of the year	847,396	773,978

Cash as of end of the year	$999,068	$847,396

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the consolidated financial statements.

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WORLD TREE USA, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC (“WTUSA” or the “Company”) was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company’s address is 2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254.

The purpose of the Company is to:

(i)	participate in collective effort to reduce the carbon footprint of the Investors through conduct of the Eco-Tree Program;

(ii)	produce income from the harvesting of Empress Splendor (ES) Trees acquired by the Company;

(iii)	monetize carbon offset assets created by the Company;

(iv)	make distributions to members upon harvesting ES Trees; and

(v)	engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties

The Company operations were impacted by the COVID-19 pandemic.  Travel restrictions prevented the Company from traveling to the farms and nurseries during 2020 and a portion of 2021.  This, in turn, prevented the Company from being able to provide adequate training and oversight of the planting and maintenance of the trees under contract.  When travel restrictions were lifted in 2021, the Company was able to travel to all of its farms in order to assess the overall health and quality of its trees.  As a result of these visits, the Company determined it was necessary to write-off a large number of trees as of December 31, 2021 totaling $466,204. While the Company believes that it has currently mitigated the impact of COVID-19 on its operations, any future lockdowns or travel restrictions may negatively impact future operations and tree survivability.

The Company is in the pre revenue generation stage. The Company’s business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company’s control could cause fluctuations in these conditions. To mitigate these risks the company has chosen to plant its ES Trees in different locations in five different countries.

The Company currently is dependent upon its manager, World Tree Technologies, Inc. (“WTT”), for all aspects of the Company’s operations. WTT contracts directly with the farmers for the growth of the Company’s trees and manages the process through to harvest and sale of the lumber. WTT has been in existence in excess of 20 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately eight years, growing to maturity, cultivating and harvesting the ES Trees. WTT currently has limited arrangements for the harvesting and sale of such trees. Management of WTT has limited experience in negotiating such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES Trees. To date WTT has generated a limited amount of capital from the sale of ES Trees and/or any other biological asset. Additionally, WTT is dependent upon the Company and the management fees, among others, to fund its operations. During 2022 and 2021, a significant amount of capital was paid to WTT for current and future services. These amounts were expensed during the years ended December 31, 2022 and 2021, as the monies were expended by WTT.   See Note 4 for additional information.

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NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The business of the Company involves a high degree of risk due to the long-term nature of generating revenue from the harvesting of trees which the first harvest isn’t anticipated until 2026.  The Company has significant commercial and economic interdependence with WTT as discussed in Notes 1, 4 and 6.  At present, WTT has limited cash flow generating activities and their operations are currently dependent on the Company’s ability to raise capital.   These factors raise substantial doubt regarding the Company to continue as a going concern.

Management’s Plans

During the year ended December 31, 2022, the Company raised $2,413,885 in gross proceeds from the sale of Series A Units through a private offering, Regulation D and Regulation CF offerings. Subsequent to year end, the Company has raised an additional $1,025,405 in net proceeds through additional sales of 658,211 Series A Units through a Regulation D offering, $50,772 in net proceeds through additional sales of 26,018 Series A Units through a Reg CF offering and $262,405 in net proceeds through additional sales of 174,967 Series A Units through a Canadian offering.The Company has launched an additional Reg D offering in April 2024 and it also plans on initiating a crowdfunding offering under Regulation CF in July 2024. Management believes that the current capital on hand and its planned offerings may not be sufficient to fund operations through a period of less than one year from the issuance date of these financial statements. There is no assurance that the Company will be able to raise the funds necessary to finance the Company’s activities as disclosed in Note 1.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

Cash Equivalents

Cash and cash equivalents consist of cash equivalents with initial maturities of three months or less.

Fair Value of Financial Instruments

The Company follows FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to measure and disclosure the fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

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Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts reported in the Company’s financial statements for cash, accounts payable and accrued expenses approximate their fair value because of the immediate or short-term mature of these financial instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-marketing dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets are carried at cost.  The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition.

The trees are recognized as biological assets when they are received by the Company’s farmers. As of December 31, 2022 and 2021, 331,175 and 319,730 trees representing a cost of $1,277,346 and $1,058,849, respectively, were reported as biological assets.

The Company operations were impacted by the COVID-19 pandemic.  Travel restrictions prevented the Company from traveling to the farms and nurseries during 2020 and a portion of 2021.  This, in turn, prevented the Company from being able to provide adequate training and oversight of the planting and maintenance of the trees under contract.  When travel restrictions were lifted in 2021, the Company was able to travel to all of its farms in order to assess the overall health and quality of its trees.  As a result of these visits, the Company determined it was necessary to write-off a large number of trees as of December 31, 2021 resulting in a loss on biological assets of $466,204. While the Company believes that it has currently mitigated the impact of COVID-19 on its operations, any future lockdowns or travel restrictions may could negatively impact future operations and tree survivability.

For every 2,000 Units issued related to the 2016, 2018, 2020, 2021, 2022, and 2023 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 trees per acre; 30 additional trees per acre are available for replacement within the first two to three years.

As of June 30, 2023, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2020 Offering	2021 Offering	2022 Offering
Units issued for which trees will be planted	200,000	1,187,152	4,398,472	3,665,139	1,598,783
Total Trees to be Purchased	14,000	83,101	307,893	256,560	111,915
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	65,293	241,916	201,583	87,933
Total Trees for future replacement (30 tree per 2,000 units)	3,000	17,807	65,977	54,977	23,982
Total Trees Planted	9,068	65,618	287,980	153,721	-
Total Trees still to be Planted	1,931	-	-	47,862	87,933

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WORLD TREE USA, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Series A Unit holders are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state income taxes at reduced rates.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception.  The Company currently is not under examination by any tax authority.

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2022 and 2021, there were no potentially dilutive securities.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

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NOTE 4 – RELATED PARTY TRANSACTIONS

Series B Units

As of June 30, 2023 and December 31, 2022, WTT, the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2023 Series A Unit Offering

In connection with the 2023 Series A Unit offering fees expected to be payable to WTT consist of the following: 1) $3.45 per tree (biological asset), 2) $0.30 tree order staffing and administration; 3) $4.65 farmer support; 4) $0.45 legal; 5) $0.75 farmer bonus; 6) $0.25 office overhead; 7) $0.65 marketing; 8) $4.10 management fees; 9) $0.35 investor relations; 10) $2.45 brokering lumber; 11) $0.95 carbon credit verification; and 12) $0.65 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2022 Series A Unit Offering

In connection with the 2022 Series A Unit offering fees expected to be payable to WTT consist of the following: 1) $3.45 per tree (biological asset), 2) $0.30 tree order staffing and administration; 3) $4.65 farmer support; 4) $0.45 legal; 5) $0.75 farmer bonus; 6) $0.25 office overhead; 7) $0.65 marketing; 8) $4.10 management fees; 9) $0.35 investor relations; 10) $2.45 brokering lumber; 11) $0.95 carbon credit verification; and 12) $0.65 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2021 Series A Unit Offering

In connection with the 2021 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $3.00 per tree (biological asset), 2) $0.25 tree order staffing and administration; 3) $0.40 legal; 4) $4.65 farmer support; 5) $0.75 farmer bonus; 6) $0.15 office overhead; 7) $0.65 marketing; 8) $4.00 management fees; 9) $0.25 investor relations; 10) $2.65 brokering lumber; and 11) $0.60 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2019/2020 Series A Unit Offering

In connection with the 2019 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $2.50 per tree (biological asset), 2) $0.20 tree order staffing and administration; 3) $0.40 shipping and handling; 4) $3.14 farmer support; 5) $0.50 farmer bonus; 6) $0.40 office overhead; 7) $1.43 marketing; 8) $3.57 management fees; 9) $0.40 investor relations; 10) $0.46 brokering lumber; and 11) $1.39 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

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Below is a summary of all payments made to WTT for the six months ended June 30, 2023:

Fee Description	Deposit on Biological Assets Balance 12/31/22	Payment	Allocated to Biological Assets	Deposit on Biological Assets Balance 06/30/23
Deposit on Future Tree Stock	$361,872	$158,210	$-	$520,082
Tree Order Staffing & Administration	23,713	13,757	-	$37,470
Shipping & Handling	11,687	-	-	$11,687

Total	$397,272	$171,967	$-	$569,239

Related Party Accounts Payable

From time to time, WTT and/or the Company covers operating costs for either entity. These costs are periodically repaid by either entity. The amounts are due on demand and do not incur interest. As of June 30, 2023, total amounts due to the Company from WTT were $104,230.

See Notes 1, 3, 5 and 6 for additional related party transactions.

NOTE 5 – MEMBERSHIP UNITS

Series A Units

Rights and Preferences

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

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2023 Transactions

Through June 30, 2023, the Company issued 490,247 Series A units for gross proceeds of $809,339.  The Company paid commissions under broker dealer arrangements totaling $34,484 in connection with the offering.  Other offering costs which offset the proceeds of the sale of Series A units totaled $14,852.

2022 Transactions

During the year ended 2022, the Company issued 1,368,906 Series A units for gross proceeds of $2,455,284.  The Company paid commissions under broker dealer arrangements totaling $43,867 in connection with the offering.  Other offering costs which offset the proceeds of the sale of Series A units totaled $111,705.

2021 Transactions

During the year ended December 31, 2021, the Company issued 3,383,934 Series A Units for gross proceeds of $5,282,390. The Company paid commissions under broker dealer arrangements totaling $204,956 in connection with the offering.  Other offering costs which offset the proceeds of the sale of the Series A units totaled $219,503.

As of December 31, 2021, the Company recorded subscriptions receivable for 552,279 Units totaling $933,934.  These were executed as of December 31, 2021, but funds were not received until January 2022.  The Units relating to this receivable are included in members’ equity as of December 31, 2021.

2020 Transactions

During the year ended December 31, 2020, the Company issued 3,112,085 Series A Units for gross proceeds of $4,406,000. The Company incurred $236,653 in offering costs in connection with the sale of the Series A units for which offset the proceeds.

As of December 31, 2020, the Company recorded subscriptions receivable for 481,478 Units totaling $684,065.  These were executed as of December 31, 2020, but funds were not received until January 2021.  The Units relating to this receivable are included in members’ equity as of December 31, 2020.

In connection with the 2020 offering, the Company was obligated to issue 20,000 Series A Units under an arrangement with a broker dealer as commissions. The units were issued in 2021 without an impact on the financial statements as they were part of the offering costs.

Other Provisions

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company’s credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been accepted by the Company.

Profits and Losses

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company’s 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis.  Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No	Description of Exhibit
2	Articles of Organization – World Tree USA, LLC (Nevada) (1)
3	Amended Operating Agreement – World Tree USA, LLC (4)
4.1	Subscription Agreement (3)
6.3	Selected Dealer Agreement (3)
8.1	Escrow Agreement (3)

______________

(1)	Incorporated by reference to the Registrant’s Amended Offering Statement on Form 1A/A (File No. 02411051), filed with the Securities and Exchange Commission on September 12, 2019.

(2)	Incorporated by reference to the Registrant’s Post-Qualification Offering Statement on Form 1-A POS (File No. 02411051), filed with the Securities and Exchange Commission on July 16, 2020.

(3)	Incorporated by reference to the Registrant’s Current Report Pursuant to Regulation A on Form 1-U filed with the Securities and Exchange Commission on August 19, 2020.

(4)	Incorporated by reference to the Registrant’s Current Report Pursuant to Regulation A on Form 1-U filed with the Securities and Exchange Commission on February 10, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 8, 2024.

World Tree USA, LLC

/s/ Douglas Willmore
By Douglas Willmore as Chief Executive Officer of World Tree USA, LLC
Date: July 8, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Douglas Willmore
By Douglas Willmore as Chief Executive Officer of World Tree USA, LLC
Date: July 8, 2024

/s/ Nathan Donohoe
By Nathan Donohoe as Chief Financial Officer of World Tree USA, LLC, and Principal Accounting Officer
Date: July 8, 2024

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